Mail Stop 6010

July 19, 2006

Robin A. Sawyer
Vice President
Fairchild Semiconductor International, Inc.
82 Running Hill Road
South Portland, ME 04106

      Re:    Fairchild Semiconductor International, Inc.
               Form 10-K for the Fiscal Year Ended December 25, 2005
               Filed March 10, 2006
               File No. 000-19974

Dear Ms. Sawyer:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Martin James
               Senior Assistant Chief Accountant